FOLEY SHECHTER

Attorneys at Law

211 E. 43rd Street |Suite 609
New York, New York 10001
Dial: 212.335.0465
Fax: 917.688.4092
info@foleyshechter.com
www.foleyshechter.com

September 29, 2017

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director
Office of Beverages, Apparel, and Mining

Re: Pacific Ventures Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
File No. 000-54584

Dear Mr. Reynolds:

This firm represents Pacific Ventures Group, Inc. (the "Company"). Pursuant to the comments issued by the Staff of the Securities and Exchange Commission ("SEC") in its letter dated July 7, 2017, please be advised that the Company is currently revising the applicable financial statements and related disclosure and preparing an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the "Amended Form 10-K"). Similarly, the Company's Forms 10-Q for the periods ended March 31, 2017 and June 30, 2017 will also be revised (the "Amended Forms 10-Q"). The Company intends to file the Amended Form 10-K and the Amended Forms 10-Q with the SEC no later than October 11, 2017.

If you have any further questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Jonathan R. Shechter
Jonathan R. Shechter
On Behalf of the Firm

cc: Hillary Daniels
Shannon Masjedi